UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 330,678,605(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 330,678,605(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,678,605(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 12 ( “Amendment No. 12”) amends the statement on Schedule 13D originally filed by the Reporting Persons on September 19, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 7, 2016, Amendment No. 2 to the Schedule 13D filed on December 16, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D filed on May 10, 2017, Amendment No. 8 to the Schedule 13D filed on August 24, 2017, Amendment No. 9 to the Schedule 13D filed on September 14, 2017, Amendment No. 10 to the Schedule 13D filed on November 3, 2017, Amendment No. 11 to the Schedule 13D filed on February 2, 2018 (as so amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The Class A Common Stock of the Issuer reported as beneficially owned in the Schedule 13D is directly held by EMC Corporation (“EMC”) or its wholly-owned subsidiaries EMC Equity Assets LLC (“EMC Sub”) and VMW Holdco LLC (“VMW Holdco”). EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons, Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P. This Amendment No. 12 is being filed to report the events described in Item 4 of this Amendment No. 12 below. There have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Persons and all changes in percentages owned are caused by fluctuations in the number of shares of Class A Common Stock of the Issuer outstanding.

Item 2.	Identity and Background.

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On July 2, 2018, Dell Technologies announced that it had completed its evaluation of potential strategic business opportunities and has determined not to pursue a business combination with the Issuer. As a result of such evaluation, Dell Technologies has determined to pursue a recapitalization transaction pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into by Dell Technologies and Teton Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Dell Technologies. Pursuant to the terms and subject to the conditions of the Merger Agreement, each outstanding share of Dell Class V Common Stock would be converted (the “Exchange”)

into the right to receive, at the holder’s option, 1.3665 shares of Dell Class C Common Stock or $109.00 of cash (up to an aggregate cash consideration amount of $9.0 billion). Upon consummation of the Exchange, all shares of Dell Class V Common Stock would be delisted from the New York Stock Exchange. The Exchange is conditioned upon, among other things, the approval of the holders of a majority of the outstanding shares of Dell Class V Common Stock not held by affiliates of Dell Technologies and the payment by the Issuer of a special cash dividend pro rata to all holders of the Issuer’s Common Stock in an aggregate amount equal to $11.0 billion. Additional information about the Merger Agreement, the Exchange and the conditions to its consummation may be found in a Current Report on Form 8-K filed by Dell Technologies on July 2, 2018.

During the course of its evaluation of potential strategic business opportunities, Dell Technologies notified the Issuer that certain of the potential opportunities being evaluated by Dell Technologies would involve an extra-ordinary cash dividend by the Issuer. Following such notification, Dell Technologies and the Issuer engaged in discussions regarding the possibility of such an extra-ordinary cash dividend. On July 1, 2018, following the recommendation of an independent special committee of directors, the Board of Directors of the Issuer approved a special dividend pro rata to all holders of the Issuer’s Common Stock in an aggregate amount equal to $11.0 billion. Payment of the special dividend is conditioned upon approval of the Merger Agreement by the holders of Dell Class V Common Stock and the satisfaction of certain other conditions.

In connection with the execution of the Merger Agreement and in furtherance of the transactions contemplated thereby, Dell Technologies entered into a letter agreement with the Issuer on July 1, 2018 (the “VMware Letter”). Subject to the terms and conditions set forth therein, Dell Technologies agreed (i) to announce that it has concluded its review of potential business opportunities and decided not to pursue a business combination with the Issuer, (ii) to use its reasonable best efforts to consummate the Merger on the same date that Dell Technologies receives the special cash dividend from the Issuer and (iii) not to terminate the Merger Agreement by mutual consent with Merger Sub without the Issuer’s consent. Additionally, the VMware Letter requires that any future request from Dell Technologies or its affiliates that the Issuer issue a special dividend and any acquisition of the Issuer’s Common Stock by Dell Technologies or its affiliates that would cause the Issuer to cease to be a publicly traded company will be subject to approval by a special committee of the Issuer’s board of directors comprised solely of independent and disinterested directors. The VMware Letter will terminate on the earlier of (x) July 1, 2028 and (y) the date that no shares of Class A Common Stock, or any other class or series of securities into which such shares may convert or otherwise become, remain outstanding (other than shares beneficially owned, directly or indirectly, by Dell Technologies and its affiliates).

The foregoing description of the VMware Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed herewith as Exhibit F and is incorporated by reference herein.

Other than as described in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment No. 12 and the information set forth or incorporated in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Items 5 (a) and (b) are hereby amended and restated as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 330,678,605 shares of the Issuer’s Class A Common Stock, which includes (i) 30,678,605 shares of the Issuer’s Class A Common Stock held by EMC, VMW Holdco or EMC Sub and (ii) 300,000,000 shares of the Issuer’s Class B Common Stock held by EMC or VMW Holdco, which are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the election of EMC or VMW Holdco, as applicable, representing approximately 81.3% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 406,861,758 shares of common stock of the Issuer outstanding as of June 1, 2018, and include 106,861,758 shares of Class A Common Stock and

300,000,000 shares of Class B Common Stock, as reflected in the Issuer’s Quarterly Report on Form 10-Q which was filed with the Securities and Exchange Commission on June 11, 2018. As further described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed to share voting and dispositive power over all shares reported herein with EMC, VMW Holdco (to the extent of its direct holdings), EMC Sub (to the extent of its direct holdings), Dell Technologies and certain of its other subsidiaries, and Mr. Dell. Dell Technologies, EMC, VMW Holdco and Mr. Dell separately file Schedule 13D filings reporting their respective beneficial ownership of such securities.

Information with respect to the beneficial ownership of the Class A Common Stock of the Issuer by the individuals listed in Annex A of the Schedule 13D is set forth in Annex A of this Amendment No. 12 and is incorporated herein by reference in response to this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment No. 12 with respect to the VMware Letter is incorporated by reference into this Item 6.

Item 7. Material	to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit F – Letter Agreement, dated July 1, 2018, between Dell Technologies Inc. and VMware, Inc., incorporated by reference to Exhibit 10.2 to Dell Technologies Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 2, 2018 (Commission File No. 001-37867)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Group, L.L.C.
By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Each of such persons is a citizen of the United States.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock, except that 27 shares of the Issuer’s Class A Common Stock are held by the Hao Family Foundation.